EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

In the fiscal years ended February 29, 2016, February 28, 2017 and February 28, 2018, and the three months ended May 31, 2018, earnings were insufficient to cover fixed charges by $2.8 million, $4.1 million, $14.0 million, and $3.5 million, respectively.

For the periods indicated below, we had no outstanding shares of preferred stock with required dividend payments and as a result, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables below.

	Year Ended			Three Months Ended
	February 29, 2016	February 28, 2017	February 28, 2018	May 31, 2018
EARNINGS:
Net loss before taxes	$2,836,366	$4,114,001	$14,037,378	$3,529,530
Plus fixed charges	12,252	12,252	16,356	13,037
Earnings as defined	$2,848,618	$4,126,253	$14,053,734	$3,542,567

FIXED CHARGES:
Interest expense (2)	$-	$-	$5,125	$13,037
Estimated interest component of rental expense	12,252	12,252	11,231	-
Total fixed charges	$12,252	$12,252	$16,356	$13,037

RATIO OF EARNINGS TO FIXED CHARGES (1)	N/A	N/A	N/A	N/A

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(1)	The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings consist of income or loss before income taxes and fixed charges. Fixed charges consist of interest expense. The ratio of earnings to combined fixed charges and preference dividends represents the number of times that fixed charges and preference dividends are covered by earnings. Earnings consist of income or loss from continuing operations before income taxes and fixed charges, excluding preference dividends. Fixed charges consist of interest expensed and capitalized under capital leases, estimated interest expense within rental expense, and preference dividends

(2)	During the years ended February 29, 2016 and February 28, 2017, the Company did not incur any interest expense as it did not have any long-term debt.